Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Files NI 43-101 Technical Report for the Tucano Gold Mine

Vancouver – February 2, 2021 – Great Panther Mining Limited (TSX: GPR; NYSE-A: GPL) ("Great Panther" or the "Company") announces today it has filed the "Amended and Restated Technical Report on the 2020 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapa State, Brazil" ("Technical Report"). The Technical Report was amended and restated to make minor typographical corrections to the earlier filed report.

The Technical Report has an effective date of September 30, 2020 , and is available on SEDAR at www.sedar.com  and on the Company's website at www.greatpanther.com, and will be filed on EDGAR as soon as practicable at www.sec.gov.

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, four exploration projects, and an advanced development project. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier
Vice President, Investor Relations
tel: 604 638 8956
email: fgrant@greatpanther.com
web: www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	1